SECURITIES AND EXCHANGE COMMISSION1
Washington, D.C. 20549

SCHEDULE 13G[/A]

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IDERA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

45168k108
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45168k108	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SENATOR INVESTMENT GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,468,602*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,468,602*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,602*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31%
12	TYPE OF REPORTING PERSON IA

*
The Reporting Person also holds warrants exercisable into 1,293,802 shares of common stock.  The warrants may be exercised so long as the Reporting Person holds no more than 4.99% of the number of shares of common stock outstanding after such exercise.  The limit may be increased to 9.99% upon no less than 61 days notice to the Issuer.

CUSIP No. 45168k108	13G/A	Page 3 of 6 Pages

Item 1 (a).	Name of Issuer:

Idera Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices

345 Vassar Street Cambridge, MA 02139

Item 2 (a).	Name of Person Filing

Senator Investment Group LP

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal office of Senator Investment Group LP is: 510 Madison Avenue 28th Floor New York, NY 10022

Item 2(c).	Citizenship:

Senator Investment Group LP is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 Par Value

Item 2(e).	CUSIP Number:

45168K108

CUSIP No. 45168k108	13G/A	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)		Amount beneficially owned: 1,468,602*
(b)		Percent of class: 5.31%**
(c)		Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:

1,468,602*

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

1,468,602*

	(iv)	Shared power to dispose or to direct the disposition of:

0
_______________________

    Senator Investment Group LP, a Delaware limited partnership, serves as investment manager to two Delaware limited partnerships, four Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds. Douglas Silverman, a United States citizen, and Alexander Klabin, a United States citizen, have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP.

*
The Reporting Person also holds warrants exercisable into 1,293,802 shares of common stock.  The warrants may be exercised so long as the Reporting Person holds no more than 4.99% of the number of shares of common stock outstanding after such exercise.  The limit may be increased to 9.99% upon no less than 61 days notice to the Issuer.

**	All ownership percentages reported herein are based on 27,642,969 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2012, as reported by the Issuer in its Registration Statement on Form s-3/A filed on January 15, 2013.

CUSIP No. 45168k108	13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

Senator Investment Group LP disclaims beneficial ownership of the securities included in this report and this report shall not be deemed an admission that Senator Investment Group LP is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45168k108	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:   February 14, 2013

SENATOR INVESTMENT GROUP LP

By:	Evan Gartenlaub
General Counsel

/s/ Evan Gartenlaub